04017143

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-053687 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH, D.C. 187 SECTION

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STC SECURITIES CORPORATION ~~(File as confidential information)~~

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2419 East Commercial Boulevard, Suite 304
(No. and Street)

Fort Lauderdale (City) FL (State) 33308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert DeVito (954) 491-2424
(Are Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
*(Name – if individual, state last, first, middle name)*

190 SE 19TH AVENUE (Address) POMPANO BEACH (City) Florida (State) 33060 (Zip Code)

PROCESSED APR 28 2004 THOMSON FINANCIAL

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Robert DeVito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STC Securities Corporation as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~President~~ CEO
Title

Notary Public

EVELYN S. HONG
MY COMMISSION # DD 231211
EXPIRES: July 10, 2007
Bonded Thru Budget Notary Services

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

## STC SECURITIES CORPORATION
## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2003

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 1,813,307 |
| Clearing deposits held | 332,779 |
| Securities owned, at market value | 160,067 |
| Commissions receivable | 224,999 |
| Other assets | 41,329 |
| Furniture, fixture, and equipment, net | 85,080 |
| TOTAL | $ 2,657,561 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 156,600 |
| Payable to brokers and dealers | 247,531 |
| Income tax payable | 5,000 |
| Securities sold but not yet purchased, at market value | 403 |
| Clearing deposits payable | 332,779 |
| Deferred income taxes | 34,500 |
| TOTAL CURRENT LIABILITIES | 776,813 |
| SUBORDINATED LOANS | 1,000,000 |
| COMMITMENTS AND CONTINGENCIES | |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $0.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding | 10 |
| Additional paid-in capital | 751,490 |
| Retained earnings | 129,248 |
| TOTAL STOCKHOLDER'S EQUITY | 880,748 |
| TOTAL | $ 2,657,561 |

The accompanying notes should be read with these financial statements.